U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                       For Period Ended: September 30, 2003

                              [ ]  Transition Report on Form 10-K
                              [ ]  Transition Report on Form 20-F
                              [ ]  Transition  Report on Form 11-K
                              [ ]  Transition Report on Form  10-Q
                              [ ]  Transition  Report on Form N-SAR

                        For the Transition Period Ended:

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      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                                       HAS
                                  VERIFIED ANY
                          INFORMATION CONTAINED HEREIN.
================================================================================

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                               NUWAY MEDICAL, INC.
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                             Full Name of Registrant

                               NUWAY ENERGY, INC.
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                            Former Name if Applicable

                       23461 SOUTH POINTE DRIVE, SUITE 200
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                         Address of Principal Executive
                           Office (Street and Number)

                             LAGUNA HILLS, CA 92653
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                            City, State and Zip Code

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                        PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  [] | (a) The reasons described in reasonable detail in Part III of this form | could not be eliminated without unreasonable effort or expense.
                       |
                       |
                  [] | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be | filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or transition | report on Form 10-Q, or portion thereof will be filed on or before | the fifth calendar day following the prescribed due date; and |
                  [ ] | (c) The accountant's statement or other exhibit required by Rule | 12b-25(c) has been attached if applicable.
     |
     |

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                              PART III - NARRATIVE
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         State below in reasonable detail the reasons why Form 10-K and Form
10-KSB, 20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
(Attach Extra Sheets if Needed)

         The Registrant generated only nominal revenue (none of it related to operations) during the quarterly period ending September 30, 2003. The Registrant currently has a cash balance of approximately $2,000 and accordingly does not have sufficient funds to pay its auditors to conduct a review of the Registrant's financial statements in conjunction with the preparation of its quarterly report. The Registrant is attempting to raise capital sufficient to pay its auditors to allow the review process to go forward. There can be no assurance of whether or not this capital can be obtained on terms acceptable to the Registrant, or at all, or the timing of any such financing. Accordingly the Registrant can not provide any estimate of when it will be able to file the Form 10-QSB. .

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                           PART IV - OTHER INFORMATION
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     (1) Name and telephone number of person to contact to this notification

              Dennis Calvert                       949          454-9011
         ----------------------------------   -----------  ------------------
                  (Name)                      (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

               [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the second half of 2002, the Registrant changed its management, divested existing business operations, and refocused its efforts into areas unrelated to its past operations. The assets that generated revenue in last year's corresponding report were disposed of, resulting in the entire loss of revenue from those assets beginning in the fourth quarter of 2002. The Registrant's current business is being marketed. The Registrant generated no income from sales during the third quarter 2003, compared to $123,287 in sales (generated from divested business operations) during the same period in 2002. The Registrant's only income during the past quarter was nominal and related to the sublease of a portion of its office space.

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                               NUWAY MEDICAL, INC.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    November 14, 2003                           By: /s/
         -----------------                              ------------------------
                                                     Name:   Dennis Calvert
                                                     Title:  President

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.